UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(Amounts in thousands of U.S. dollars)

The following unaudited pro forma combined balance sheet as of December 31, 2024 and the unaudited pro forma combined statement of operations and comprehensive loss for the year ended December 31, 2024 present the financial information of FiscalNote Holdings, Inc. (“FiscalNote” or the” Company”) after giving effect to the sale by FiscalNote, Inc., an indirect wholly-owned subsidiary of the Company, of its equity interests in Oxford Analytica International Group (“Oxford Analytica”) and Dragonfly Eye Limited (“Dragonfly”), and such sale (the “Dispositions”) and related paydown of its senior term loan with proceeds received from the Dispositions (collectively with the sale of Board.org and Aicel, as described below, the “Transactions”) and related adjustments described in the accompanying notes.

The unaudited pro forma combined statement of operations for the year ended December 31, 2024 gives pro forma effect to the Dispositions and related transactions as if they had occurred on January 1, 2024. The unaudited pro forma combined statement of operations for the year ended December 31, 2024 also gives pro forma effect to the sale of Board.org, LLC (“Board.org”) and the sale of Aicel Technologies, Inc. (“Aicel”) as described under “Description of the Previously Reported Transactions” below. The unaudited pro forma combined balance sheet as of December 31, 2024 gives pro forma effect to the Dispositions and related transactions as if they were completed on December 31, 2024.

The unaudited pro forma combined financial information is based on, and should be read in conjunction with, the audited historical financial statements of FiscalNote and the notes thereto for the year ended December 31, 2024, as well as the disclosures contained in the sections titled “FiscalNote’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Annual Report on Form 10-K.

The unaudited pro forma combined financial information has been presented for illustrative purposes only and does not necessarily reflect what FiscalNote’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Further, the unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of FiscalNote. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this Annual Report on Form 10-K and are subject to change as additional information becomes available and analyses are performed.

Description of the Dispositions

Sale of Oxford Analytica and Dragonfly

On February 21, 2025, FiscalNote, Inc. (the “Seller”), an indirect wholly-owned subsidiary of the Company, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with Factiva Limited (the “Buyer”), pursuant to which the Seller agreed to sell all of the outstanding equity interests of Oxford Analytica and Dragonfly to the Buyer for total consideration of $40.0 million in cash, subject to customary post-closing adjustments (the “Equity Sale”). The Equity Sale closed on March 31, 2025.

The transaction accounting adjustments for the Dispositions remove the assets, liabilities and results of operations of Oxford Analytica and Dragonfly and also give effect to adjustments to reflect the use of cash proceeds from the Buyer to pay down existing long-term debt as detailed below.

Sources and Uses of Funds

Amount
Sources
Cash purchase price (a)	$40,000
Total Sources	$40,000

Uses	Amount
Debt paydown (b)	$27,136
Estimated fees and expenses (c)	11,042
Cash to balance sheet (d)	1,822
Total Uses	$40,000

(a)
Reflects cash consideration pursuant to the Purchase Agreement.
(b)
Reflects repayment of principal accrued paid in kind interest.
(c)
Includes payment of $1,521 of deferred debt issuance costs that are due upon prepayment, $271 of fees related to the 1% prepayment fee, $3,200 of estimated cash income tax expense due to realized capital gains, and $6,049 of estimated transaction costs.
(d)
Reflects the estimated net cash proceeds the Company will retain, including $824 of cash held in escrow, that the Company expects to receive upon finalization of the adjustments to the Cash Purchase Price, pursuant to the Purchase Agreement. In the event the costs related to the Transactions are greater than, or less than, the estimated $11,042, the cash to balance sheet will increase, or decrease, as the case may be.

Amendment No. 5

In connection with the completion of the Dispositions, the Company also entered into Amendment No. 5 to the senior credit agreement dated July 29, 2022 (“Amendment No. 5”), pursuant to which, among other things, the Company agreed to prepay $27.1 million of term loans and accrued interest and approximately $1.8 million of related prepayment and exit fees associated with the prepaid amount. In addition, Amendment No. 5 increased the Company’s minimum liquidity covenant from $22.5 million to $25 million and modified the Company’s minimum ARR and adjusted EBITDA requirements, as well as the permitted add-backs to adjusted EBITDA, in order to appropriately reflect the Dispositions.

Description of the Previously Reported Transactions

Sale of Board.org

On March 11, 2024, the Seller entered into an Equity Purchase Agreement (the “Board.org Purchase Agreement”) with Exec Connect Intermediate LLC (the “Board.org Buyer”) and FiscalNote Boards LLC, a wholly-owned subsidiary of the Seller formerly known as Board.org, pursuant to which the Seller sold 100% of the equity of Board.org to the Board.org Buyer (the “Board.org Equity Sale”). As consideration for the Board.org Equity Sale, at the closing of the Board.org Equity Sale (the “Board.org Closing”) the Board.org Buyer paid the Seller a base purchase price of $95,000 in cash, subject to adjustments based on the Board.org Closing working capital, indebtedness and transaction expenses, as well as retention payments payable to certain employees of the Company following the Closing (the “Board.org Base Purchase Price”). In addition, the Board.org Buyer agreed to make a potential cash earn-out payment to the Seller in the amount of $5 million or $8 million, less the amount of certain potential retention payments to certain employees of the Company, subject to the achievement of certain revenue targets for 2024. $785 of the Board.org Base Purchase Price was deposited into escrow to satisfy certain potential post-Board.org Closing purchase price adjustments and indemnification claims, of which $500 has been released as of December 31, 2024.

The transaction accounting adjustments for the Previously Reported Transactions remove the results of operations of Board.org. There are no pro forma adjustments for the unaudited pro forma combined balance sheet as the sale of Board.org is already reflected in such balance sheet.

Amendment No. 4

Concurrent with the sale of Board.org, on March 11, 2024, the Company entered into Amendment No. 4 to the senior credit agreement dated July 29, 2022 (the “Board.org Financing Transaction”). Among other things, Amendment No. 4 provides for: (a) term loan principal repayment of $65,700, (b) repayment of $5,755 of previously deferred debt issuance costs, (c) 2% prepayment fee totaling $1,314, (d) extension of cash interest only payments to August 15, 2026, (e) monthly principal repayments beginning August 15, 2026, and (f) revisions to the minimum value of customer contracts, adjusted EBITDA and minimum liquidity covenants (as defined).

The transaction accounting adjustments for the Previously Reported Transactions reflect the adjustment to reduce historical interest expense assuming the $65,700 principal repayment was made as of January 1, 2024. There are no pro forma adjustments for the unaudited pro forma combined balance sheet.

Sale of Aicel

On October 30, 2024, the Company closed the sale of its subsidiary, Aicel, to Vaon Technology Co., Ltd. (“Aicel Disposition”) for $8.5 million in cash consideration (the “Cash Consideration”) and the assumption of Aicel’s convertible bond with approximately $1.2 million in principal amount outstanding. The Company used $5.3 of the Cash Consideration to retire $5.0 million in principal and accrued interest under the Company’s Senior Term Loan and pay prepayment and exit fees associated with the retired amount. The remainder of the Cash Consideration was allocated to a management incentive program for key Aicel members and pay taxes, fees and expenses incurred by the Company in connection with the transaction.

The transaction accounting adjustments for the Previously Reported Transactions remove the results of operations of Aicel. There are no pro forma adjustments for the unaudited pro forma combined balance sheet as the Aicel Disposition is already reflected in such balance sheet.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma combined financial information.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2024

(Amounts in thousands of U.S. dollars, except share and par value per share data)

		Dispositions
		Transaction		FiscalNote
	FiscalNote	Accounting		Pro Forma
	(Historical)	Adjustments	Note	As Adjusted
Assets
Current assets:
Cash and cash equivalents	$28,814	$40,000	2a	$30,636
		(28,929)	2d
		(3,200)	2a
		(6,049)	2b
Restricted cash	640	824	2a	1,464
Short-term investments	5,796	-		5,796
Accounts receivable, net	13,465	(1,903)	2c	11,562
Costs capitalized to obtain revenue contracts, net	3,016	(192)	2c	2,824
Prepaid expenses	2,548	(78)	2c	2,470
Other current assets	2,908	(440)	2c	2,468
Total current assets	57,187	33		57,220

Property and equipment, net	5,051	(88)	2c	4,963
Capitalized software costs, net	15,099	(508)	2c	14,591
Noncurrent costs capitalized to obtain revenue contracts, net	3,197	(297)	2c	2,900
Operating lease assets	15,620	(444)	2c	15,176
Goodwill	159,061	(30,841)	2c	128,220
Customer relationships, net	41,717	(5,863)	2c	35,854
Database, net	16,147	-		16,147
Other intangible assets, net	13,018	(3,195)	2c	9,823
Other non-current assets	100			100
Total assets	$326,197	$(41,203)		$284,994

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$36	$-		$36
Accounts payable and accrued expenses	8,462	(993)	2c	7,469
Deferred revenue, current portion	35,253	(5,005)	2c	30,248
Customer deposits	1,850	(381)	2c	1,469
Contingent liabilities from acquisitions, current portion	-	-		-
Operating lease liabilities, current portion	3,386	(444)	2c	2,942
Other current liabilities	2,266	(94)	2c	2,172
Total current liabilities	51,253	(6,917)		44,336

Long-term debt, net of current maturities	147,041	(28,929)	2d	118,112
Deferred tax liabilities	1,934	(1,312)	2c	622
Deferred revenue, net of current portion	222	(24)	2c	198
Operating lease liabilities, net of current portion	22,490			22,490
Public and private warrant liabilities	2,458			2,458
Other non-current liabilities	2,968			2,968
Total liabilities	228,366	(37,182)		191,184
Commitment and contingencies (Note 18)
Stockholders' equity:
Class A Common stock ($0.0001 par value, 1,700,000,000 authorized, 142,794,386 and 121,679,829 issued and outstanding at December 31, 2024 and December 31, 2023, respectively)	14			14
Class B Common stock ($0.0001 par value, 9,000,000 authorized, 8,290,921 issued and outstanding at December 31, 2024 and December 31, 2023, respectively)	1			1
Additional paid-in capital	899,929			899,929
Accumulated other comprehensive income	4,786			4,786
Accumulated deficit	(806,899)	5,228	1	(810,920)
		(3,200)	2a
		(6,049)	2b
Total stockholders' equity	97,831	(4,021)		93,810
Total liabilities and stockholders' equity	$326,197	$(41,203)		$284,994

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2024

(Amounts in thousands of U.S. dollars, except share and per share data)

				Pro Forma, As	Dispositions		FiscalNote
		Previously Reported		Adjusted prior to disposition	Transaction Accounting Adjustments		Pro Forma,
	FiscalNote	Dispositions Transaction		of Oxford Analytica and	(Oxford Analytica and		As
	(Historical)	Accounting Adjustments	Note	Dragonfly	Dragonfly)	Note	Adjusted
Revenues:
Subscription	$111,073	$(4,496)	3a	$106,577	$(13,751)	3a	$92,826
Advisory, advertising, and other	9,193	(1)	3a	9,192	(3,176)	3a	6,016
Total revenues	120,266	(4,497)		115,769	(16,927)		98,842
Operating expenses:
Cost of revenues	25,639	(1,436)	3a	24,203	(2,721)	3a	21,482
Research and development	12,828	(485)	3a	12,343	(281)	3a	12,062
Sales and marketing	35,055	(953)	3a	34,102	(4,695)	3a	29,407
Editorial	18,528	(96)	3a	18,432	(5,024)	3a	13,408
General and administrative	50,236	(721)	3a	49,515	(1,381)	3a	48,134
Amortization of intangible assets	9,925	(428)	3a	9,497	(1,663)	3a	7,834
Impairment of goodwill and other long-lived assets	-	-	3a	-		3a	-
Transaction gains, net	(4)	-		(4)	6,049	3e	6,045
Total operating expenses	152,207	(4,119)		148,088	(9,716)		138,372
Operating (loss) income	(31,941)	(378)		(32,319)	(7,211)		(39,530)

Gain on sales of businesses (Note 4)	(72,017)	-		(72,017)	(4,589)	3d	(76,606)
Interest expense, net	23,589	(2,449)	3b	21,140	(3,870)	3c	17,270
Change in fair value of financial instruments	6,408	-		6,408	-		6,408
Loss on settlement	-	-		-	-		-
Other expense, net	26	(42)	3a	(16)	(301)	3a	(317)
Net income (loss) before income taxes	10,053	2,113		12,166	1,549		13,715
Provision from income taxes	536	-		536	3,200	3d	3,736
Net income (loss)	9,517	2,113		11,630	(1,651)		9,979

Earnings (loss) per share attributable to common shareholders:
Basic and Diluted	$0.07						$0.07
Weighted average shares used in computing earnings (loss) per share attributable to common shareholders:
Basic and Diluted	14,025,448						14,025,448

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma combined financial information was prepared by the Company in accordance with Article 11 of Regulation S-X in connection with the Transactions.

The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. FiscalNote believes that its assumptions and methodologies provide are reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Combined Balance Sheet

The pro forma adjustments related to Transactions included in the unaudited pro forma combined balance sheet as of December 31, 2024 are as follows:

a)
Reflects the net cash proceeds from the Dispositions, of which $824 was placed in an escrow account and for purposes of the unaudited pro forma combined balance sheet is presented as restricted cash. The sale resulted in a gain on disposal of approximately $5,228, exclusive of approximately $3,200 of income tax expense due to realized capital gains. See "Sources and Uses of Funds " for cash sources and uses as a result of the Dispositions.
b)
Reflects the payment of estimated advisory, accounting and legal expenses associated with the Dispositions totaling $6,049.
c)
Reflects the adjustments to remove the historical results of Oxford Analytica and Dragonfly assuming the disposal occurred on December 31, 2024.
d)
Reflects the use of proceeds received from the sale of Oxford Analytica and Dragonfly to prepay a portion of the existing New Senior Term Loan, which comprise the principal, accrued paid in kind interest, deferred fees equal to 5.75% of the principal amount repaid, and 1% prepayment penalty.

Note 3. Unaudited Pro Forma Combined Statements of Operations

The pro forma adjustments related to the Transactions included in the unaudited pro forma combined statements of operations for the year ended December 31, 2024, are as follows:

a)
Reflects the adjustments to remove the historical results of Board.org, Aicel, Oxford Analytica, and Dragonfly for the year ended December 31, 2024. Cost of revenues include amortization amounting to $225 and $287 for Aicel and Dragonfly, respectively.
b)
Reflects the adjustment to reduce historical interest expense as if the $65,700 prepayment of the Senior Term Loan with respect to the sale of Board.Org and the $5,000 prepayment of the Senior Term Loan with respect to the sale of Aicel were made as of January 1, 2024. General and administrative includes depreciation amounting to $58 and $65 for Aicel and Oxford Analytica, respectively.
c)
Reflects the adjustment to reduce historical interest expense as if the $27,136 prepayment of the Senior Term Loan arising from the sale of Oxford Analytica and Dragonfly was made as of January 1, 2024.
d)
Reflects the gain on disposal of $4,589. Additionally, the Company expects to pay income taxes of approximately $3,200 as a result of capital gains realized upon the disposition of the businesses.
e)
Reflects the payment of estimated advisory, accounting and legal expenses associated with the Dispositions totaling $6,049.

Note 4. Pro Forma Income Per Share

The unaudited combined pro forma income per share, basic and diluted, are computed by dividing the unaudited combined pro forma net income by the weighted-average number of shares of common stock outstanding during the period. The Transactions did not affect the Company’s basic and diluted weighted average shares outstanding or potentially dilutive securities for the year ended December 31, 2024.